WINLAND ELECTRONICS, INC.    05/09/08

FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FACSIMILE

May 9, 2008

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C.  20549

Re:      Winland Electronics, Inc.
Form 10-K for year ended December 31, 2007
File No. 001-15637
Your letter dated April 30, 2008

Dear Mr. Vaughn,

On behalf of Winland Electronics, Inc., (“Winland” or “the Company”), I am responding to the comments in your letter dated April 30, 2008 with respect to the above-referenced filing.  Each response is numbered to correspond to the number of the relevant comment in your letter.

Form 10-K for the year ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data, page 17

Report of Independent Registered Public Accounting Firm, page 18

1.
The EDGAR version of the audit report on your financial statements is not signed.  Please amend Item 8 of this Form 10-K to include a signed copy of the audit report.  Refer to Rule 2-02(a) of Regulation S-X.

The Company has amended its Form 10-K for the year ended December 31, 2007 to include a signed copy of the audit report.

Statement of Cash Flows, page 23

2.
We note that you present a line item entitled “net payments on long-term borrowings, including capital lease obligations” within your financing activity section of your statement of cash flows.  Please review future filings to disclose these borrowings and repayments of your long-term borrowings, including capital lease payments, on a gross basis within your statement of cash flows or alternatively tell us why your presentation is appropriate.  Refer to paragraphs 11 and 19 of SFAS 95.

The use of the term “net” was an oversight by Company.  The numbers reported on our Form 10-K were gross payments per SFAS 95.  Going forward, the Company will comply with the aforesaid comment in its filings.

Notes to Financial Statements, page 24

Note 6.  Income Taxes, page 30

3.
You state that you recognize interest accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within general and administrative expenses.  Please tell us how your policy complies with paragraph 19 of FIN 48, or alternatively review future filings as appropriate to comply with paragraph 19 of FIN 48.

The Company will comply with the aforesaid comment in its future filings.

Item 9A.  Controls and Procedures, page 37

4.	Please amend the Form 10-K to include the disclosures required by Item 307 of Regulation S-K.

The Company has amended its Form 10-K for the year ended December 31, 2007 to comply with disclosure requirements of Item 307 of Regulation S-K.

The Company hereby acknowledges that
·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned.

Sincerely,

/s/ Glenn A. Kermes
Glenn A. Kermes
Chief Financial Officer
WINLAND ELECTRONICS, INC.
1950 Excel Drive
Mankato MN  56001
Phone:  (507) 625-7231 ext 1460
Fax:  (507) 625-5135
E-mail:  gakermes@winland.com
Web site:  www.winland.com